As filed with the Securities and Exchange Commission on July 26, 2011
Registration No. 333- 175128

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
To
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Aspen Aerogels, Inc.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5033 (Primary Standard Industrial Classification Code Number)	04-3559972 (I.R.S. Employer Identification Number)
30 Forbes Road, Building B
Northborough, Massachusetts 01532
(508) 691-1111
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Donald R. Young
President and Chief Executive Officer
Aspen Aerogels, Inc.
30 Forbes Road, Building B
Northborough, Massachusetts 01532
(508) 691-1111
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Sahir Surmeli, Esq. Jonathan L. Kravetz, Esq. Thomas R. Burton, III, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, Massachusetts 02111 (617) 542-6000	Vincent Pagano, Jr., Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 as amended (the “Securities Act”), check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 1 to the Registration Statement on Form S-1 (the “Form S-1”) of Aspen Aerogels, Inc. is being filed solely for the purpose of adding Exhibits to the original filing of the Form S-1, filed on June 24, 2011. Other than the addition of exhibits and corresponding changes to the exhibit index and signature page, the remainder of the Form S-1 is unchanged. Accordingly, the prospectus that forms a part of the Form S-1 is not reproduced in this Amendment No. 1. This Amendment No. 1 does not reflect events occurring after the filing date of the original Form S-1, or modify or update the disclosures therein in any way other than as required to reflect the amendment set forth below.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All of the amounts are estimated except the SEC registration fee, the FINRA filing fee and the NYSE listing fee.

Amount to
be paid

SEC registration fee	$13,352
NYSE listing fee	*
FINRA filing fee	12,000
Printing and mailing	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue sky fees and expenses	*
Transfer agent and registrar	*
Miscellaneous	*

Total	$ *

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

Our restated certificate of incorporation and restated by-laws that will be effective upon completion of the offering provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director, officer, or trustee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee or in any other capacity while serving as a director, officer or trustee, shall be indemnified and held harmless by us to the fullest extent authorized by the Delaware General Corporation Law against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such.

Section 145 of the Delaware General Corporation Law permits a corporation to indemnify any director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful. In a derivative action (i.e., one brought by or on behalf of the corporation), indemnification may be provided only for expenses actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be provided if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Delaware Chancery Court or the court in which the action or suit was brought shall determine that such person is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Pursuant to Section 102(b)(7) of the Delaware General Corporation Law, Article VI of our restated certificate of incorporation eliminates the liability of a director to us or our stockholders for monetary damages for such a breach of fiduciary duty as a director, except for liabilities arising:

•	from any breach of the director’s duty of loyalty to us or our stockholders;

•	from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law; and

•	from any transaction from which the director derived an improper personal benefit.

We have entered into indemnification agreements with our non-employee directors and will enter into similar agreements with certain officers, in addition to the indemnification provided for in our restated certificate of incorporation and restated by-laws, and intend to enter into indemnification agreements with any new directors and executive officers in the future. We have purchased and intend to maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The foregoing discussion of our restated certificate of incorporation, restated by-laws, indemnification agreements, and Delaware law is not intended to be exhaustive and is qualified in its entirety by such restated certificate of incorporation, restated by-laws, indemnification agreements, or law.

Reference is made to our undertakings in Item 17 with respect to liabilities arising under the Securities Act. Reference is also made to the form of underwriting agreement filed as Exhibit 1.1 to this registration statement for the indemnification agreements between us and the underwriters.

Item 15.	Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of common stock and preferred stock issued, and options granted, by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such shares, options and warrants and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

Stock Issuances

A. From January 30, 2008 through May 27, 2008, we issued $8.0 million promissory notes. The then outstanding principal amount and accrued but unpaid interest of the promissory notes converted into shares of our Series B-1 preferred stock on June 10, 2008, which in turn were converted into shares of our common stock on August 14, 2009. See Items C and I below.

B. On June 10, 2008, in connection with our reorganization, we issued 758,795 shares of Series A-1 preferred stock, 498,303 shares of Series A-2 preferred stock and 80,454 shares of Series A-3 preferred stock as a result of the conversion of our predecessor company’s Series D preferred stock, Series C preferred stock and Series A preferred stock, respectively. These shares of preferred stock were converted into common stock in connection with a recapitalization in August 2009. See Item I below.

C. On June 10, 2008, in connection with our reorganization, we issued 1,563,681 shares of Series B-1 preferred stock, 4,786,982 shares of Series B-2 preferred stock and 7,971,886 shares of Series B-3 preferred stock as a result of the conversion of our predecessor company’s outstanding notes with aggregate accrued obligations of $93.0 million. These shares of preferred stock were converted into common stock in connection with a recapitalization in August 2009. See Item I below.

D. On June 10, 2008, in connection with our reorganization, we issued and sold 4,158,875 shares of its Series B-1 preferred stock for an aggregate purchase price of $26.6 million. These shares of preferred stock were converted into common stock in connection with a recapitalization in August 2009. See Item I below.

E. On June 10, 2008, in connection with our reorganization, we issued warrants to purchase 149,898 shares of our common stock to 54 private accredited investors with a weighted-average exercise price of $0.003 per share. These warrants are exercisable for a term of eight years.

F. On October 29, 2008, as part of the warrants issued in Item E above, we issued 42 shares of our common stock to one accredited investor upon the exercise of a warrant at an exercise price of $0.003 per share.

G. On November 18, 2008, as part of the warrants issued in Item E above, we issued 14,246 shares of our common stock to one accredited investor upon the exercise of a warrant at an exercise price of $0.003 per share.

H. On June 25, 2009, as part of the warrants issued in Item E above, we issued 2,272 shares of our common stock to one accredited investor upon the exercise of a warrant at an exercise price of $0.003 per share.

I. On August 14, 2009, we consummated a recapitalization and issued 25,541,532 shares of common stock, which reflects a 1-for-3 reverse stock split effected on September 25, 2009, in exchange for all of our outstanding Series A-1 preferred stock, Series A-2 preferred stock, Series A-3 preferred stock, Series B-1 preferred stock, Series B-2 preferred stock and Series B-3 preferred stock. The Series B-1 preferred stock converted at a ratio of 2-for-1 and all other series of preferred stock converted at a ratio of 1-for-1.

J. On August 14, 2009, we issued and sold 27,415,936 shares of Series A preferred stock, which reflects a 1-for-3 reverse stock split effected on September 25, 2009, to five accredited investors at a price of approximately $0.58 per share for an aggregate purchase price of approximately $16.0 million. Each share of Series A preferred stock will convert automatically into one share of common stock upon the completion of this offering and any accumulated dividends will be paid in shares of our common stock.

K. On September 10, 2009, we issued and sold 3,736,592 shares of Series A preferred stock, which reflects a 1-for-3 reverse stock split effected on September 25, 2009, to 37 accredited investors at a price of approximately $0.58 per share for an aggregate purchase price of approximately $2.2 million. Each share of Series A preferred stock will convert automatically into one share of common stock upon the completion of this offering and any accumulated dividends will be paid in shares of our common stock.

L. On September 14, 2009, we issued and sold 21,690,673 shares of Series A preferred stock, which reflects a 1-for-3 reverse stock split effected on September 25, 2009, to 17 accredited investors at a price of approximately $0.58 per share. Each share of Series A preferred stock will convert automatically into one share of common stock upon the completion of this offering and any accumulated dividends will be paid in shares of our common stock.

M. On September 22, 2010, we issued and sold 14,961,075 shares of Series B preferred stock to 13 accredited investors at a price of approximately $1.34 per share. Each share of Series B preferred stock will convert automatically into one share of common stock upon the completion of this offering and any accumulated dividends will be paid in shares of our common stock.

N. On October 20, 2010, we issued and sold 1,049,217 shares of Series B preferred stock to 33 accredited investors at a price of approximately $1.34 per share. Each share of Series B preferred stock will convert automatically into one share of common stock upon the completion of this offering and any accumulated dividends will be paid in shares of our common stock.

O. On December 29, 2010, in connection with a note financing, we issued warrants to purchase 1,496,107 shares of our common stock to four accredited investors with an exercise price of $0.001 per share. These warrants are exercisable for a term of seven years. As of March 31, 2011, of these warrants, warrants to purchase 502,692 shares of our common stock had been exercised.

P. On March 17, 2011, one of our principal stockholders exercised warrants to purchase 984 shares of our common stock at an exercise price of $0.003 per share.

Q. On June 1, 2011, we issued $26.0 million in aggregate principal amount of convertible notes to nine accredited investors. The unpaid principal amount plus accrued interest of the convertible notes will automatically convert upon the closing of the offering made hereby into a number of shares of our common stock equal to the quotient obtained by dividing the unpaid principal amount of the convertible notes plus interest accrued but unpaid thereon, by 87.5% of the initial public offering price. Assuming an initial public offering price of $      per share, which is the mid-point of the price range set forth on the cover page of this prospectus, the $26.0 million in principal amount of the outstanding convertible notes will convert into approximately           shares of our common stock.

R. On June 15, 2011, we issued $4.0 million in convertible notes to four accredited investors on the same terms as those described above in Item Q.

Stock Option Grants

From January 1, 2008 through May 31, 2011, we granted stock options under our 2001 equity incentive plan, as amended, to purchase an aggregate of 14,120,062 shares of common stock, net of forfeitures, at a weighted-average exercise price of $0.62 per share, to certain of our employees, consultants and directors.

Securities Act Exemptions

Except as otherwise indicated above, we deemed the offers, sales and issuances of the securities described above to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, including Regulation S, Regulation D and Rule 506 promulgated thereunder, relative to transactions by an issuer not involving a public offering. All purchasers of securities, which included a combination of foreign and U.S. investors, in transactions exempt from registration pursuant to Regulation D and/or Regulation S represented to us that they were accredited investors and were acquiring the shares for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

We deemed the grants of stock options described above under “— Stock Option Grants” to be exempt from registration under the Securities Act in reliance on Rule 701 or Regulation S of the Securities Act as offers and sales of securities under compensatory benefit plans and contracts relating to compensation in compliance with Rule 701. Each of the recipients of securities in any transaction exempt from registration either received or had adequate access, through employment, business or other relationships, to information about us.

All certificates representing the securities issued in the transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16.	Exhibits and Financial Statement Schedules.

(a) See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules

All other schedules have been omitted because they are not applicable.

Financial Statement Schedules

All schedules have been omitted because they are not required or are not applicable or the required information is shown in the financial statements or notes thereto.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Northborough, Massachusetts, on July 26, 2011.

ASPEN AEROGELS, INC.

By:	/s/ Donald R. Young
Donald R. Young
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Donald R. Young Donald R. Young	President, Chief Executive Officer and Director (principal executive officer)	July 26, 2011

/s/ John F. Fairbanks John F. Fairbanks	Chief Financial Officer, Vice President and Treasurer (principal financial and accounting officer)	July 26, 2011

* Mark L. Noetzel	Chairman of the Board	July 26, 2011

* P. Ramsay Battin	Director	July 26, 2011

* Robert M. Gervis	Director	July 26, 2011

* Craig A. Huff	Director	July 26, 2011

* Steven R. Mitchell	Director	July 26, 2011

* William P. Noglows	Director	July 26, 2011

* David J. Prend	Director	July 26, 2011

Signature		Title	Date

* Richard F. Reilly		Director	July 26, 2011

*By:	/s/ Donald R. Young Donald R. Young Attorney-in-Fact		July 26, 2011

EXHIBIT INDEX

Exhibit
number		Description of Exhibit

1	.1*	Form of underwriting agreement.
3	.1.1+	Third amended and restated certificate of incorporation of the Registrant, as amended.
3	.1.2*	Certificate of amendment to the third amended and restated certificate of incorporation, as amended, of the Registrant.
3	.2*	Form of restated certificate of incorporation of the Registrant to be filed with the Secretary of State of the State of Delaware upon completion of this offering.
3	.3+	By-laws of the Registrant, as amended.
3	.4*	Form of restated by-laws of the Registrant to be effective upon completion of this offering.
4	.1*	Form of common stock certificate.
4	.2+	Form of warrant to purchase common stock issued by the Registrant in connection with 2004 and 2005 financing arrangements, as amended and restated.
4	.3+	Form of warrant to purchase common stock issued by the Registrant in connection with the 2005 equity financing, as amended and restated.
4	.4+	Form of warrant to purchase common stock issued by the Registrant in connection with the 2008 reorganization.
4	.5+	Form of warrant to purchase common stock issued by the Registrant in connection with the 2008 financing.
4	.6+	Form of warrant to purchase common stock issued by the Registrant in connection with the 2010 subordinated note and warrant financing.
5	.1*	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, with respect to the legality of securities being registered.
10	.1.1+	2001 equity incentive plan, as amended.
10	.1.2+	Form of incentive stock option agreement granted under 2001 equity incentive plan, as amended.
10	.1.3+	Form of non-qualified stock option agreement granted under 2001 equity incentive plan, as amended.
10	.2.1*	2011 employee, director and consultant equity incentive plan.
10	.2.2*	Form of stock option agreement granted under 2011 employee, director and consultant equity incentive plan.
10	.3+	Multi-tenant industrial net lease, dated August 20, 2001, by and between the Registrant and Cabot II — MA1M03, LLC (as successor landlord to TMT290 Industrial Park, Inc.), as amended.
10	.4+	Loan and security agreement by and between the Registrant and Silicon Valley Bank, dated as of March 31, 2011, as amended.
10	.5+	Form of subordinated note issued by the Registrant in the 2010 subordinated note and warrant financing.
10	.6*	Form of convertible note issued by the Registrant in the 2011 convertible note financing.
10	.7*	Executive agreement by and between the Registrant and Donald R. Young.
10	.8*	Executive agreement by and between the Registrant and John F. Fairbanks.
10	.9*	Executive agreement by and between the Registrant and Harry R. Walkoff.
10	.10*	Executive agreement by and between the Registrant and Kevin A. Schmidt.
10	.11*	Executive agreement by and between the Registrant and George L. Gould, Ph.D.
10	.12*	Executive agreement by and between the Registrant and Christopher L. Marlette.
10	.13+	2010 Corporate Bonus Plan.
10	.14*	Director compensation policy.
10	.15+	Fifth amended and restated registration rights agreement, dated as of September 22, 2010, by and among the Registrant and Investors (as defined therein), as amended.
10	.16#	Joint development agreement dated as of March 1, 2010 by and between BASF Construction Chemicals GmbH and the Registrant, as amended.

Exhibit
number		Description of Exhibit

10	.17#	Cross license agreement dated as of April 1, 2006 by and between Cabot Corporation and the Registrant, as amended.
21	.1+	Subsidiaries of the Registrant.
23	.1+	Consent of KPMG LLP.
23	.2*	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (see Exhibit 5.1).
24	.1+	Powers of Attorney (see signature page to initial filing).

+	Previously filed.

*	To be filed by amendment.

#	Confidential treatment has been requested for portions of this exhibit.